UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. __)*


			BluePhoenix Solutions, Ltd.
			     (Name of Issuer)

		Ordinary Shares, par value NIS $0.04 per share
			(Title of Class of Securities)

				 M20157109
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



				 April 17, 2012
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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Cusip No. 	M20157109	  Schedule 13-D			   Page 2 of 12


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				1,419,446 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,419,446 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,419,446  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	21.99%  (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,419,446 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



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Cusip No. 	M20157109	  Schedule 13-D			   Page 3 of 12


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				1,419,446 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,419,446 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,419,446  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	21.99%  (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,419,446 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



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Cusip No. 	M20157109	  Schedule 13-D			   Page 4 of 12


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,419,446 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,419,446 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,419,446  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	21.99%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,419,446 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



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Cusip No. 	M20157109	  Schedule 13-D			   Page 5 of 12


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,419,446 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,419,446 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,419,446  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	21.99%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,419,446 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.



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Cusip No. 	M20157109	  Schedule 13-D			   Page 6 of 12


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,419,446 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,419,446 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,419,446  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	21.99%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,419,446 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.


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Cusip No. 	M20157109	  Schedule 13-D			   Page 7 of 12


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,419,446 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,419,446 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,419,446  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	21.99%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,419,446 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.


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Cusip No. 	M20157109	  Schedule 13-D			   Page 8 of 12

				EXPLANATORY NOTE

       This Schedule 13D relates to the Schedule 13G filed by the Reporting Persons (as defined in Item 2 below) on July 27, 2010, as amended on January 14, 2011, April 11, 2011 and January 11, 2012, with respect to the Ordinary Shares (as defined in Item 1 below) of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company"). The Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(f)of the Securities Exchange Act of 1934, as amended, which requires persons previously reporting on Schedule 13G to file a Schedule 13D when such persons' beneficial ownership equals or exceeds 20% of the class of equity securities.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

ITEM 1.	Security and Company

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares, NIS $0.04 per share (the "Ordinary Shares") of the Company. The principal executive offices of the Company are located at 8 Maskit Street. P.O. Box 12546, Herzliya, 46733, Israel.

ITEM 2.	Identity and Background

(a) - (c) and (f):
       This Schedule 13D is being filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons"). The business address of the Reporting Persons is 1910 Fairview Avenue East, Suite 500, Seattle, WA. Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

       (d) and (e):
None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration

       The Ordinary Shares reported herein were purchased by the Fund using its working capital. No borrowed funds were used to purchase the Ordinary Shares.



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Cusip No. 	M20157109	  Schedule 13-D			   Page 9 of 12

ITEM 4.	Purpose of Transaction
       Through May 2, 2012, the last date the Reporting Persons acquired Ordinary Shares, the Reporting Persons acquired the Ordinary Shares for passive investment purposes.

       Also See Item 6 for a description of certain agreements between the Company and the Reporting Persons that became effective as of May 2, 2012. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management and the Board of Directors of the Company and other shareholders.



ITEM 5.	Interest in Securities of the Company

       (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,419,446 Ordinary Shares, which constitutes 21.99% of the total number of Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

       (b) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,419,446 Shares of Ordinary Shares to which this filing relates. See also Items 7 through 10 of the cover pages to this Schedule 13D with respect to this Item 5. Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Ordinary Shares reported herein are held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.
       (c) The Reporting Persons on behalf of the Fund during the past 60 days had net purchases of 151,176 Ordinary Shares with an aggregate purchase price of approximately $255,167 or $1.6879 per share. All transactions in the Ordinary Shares were affected in unsolicited broker transactions in the open-market.

       (d) Each person for whom the Adviser acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares purchased or held pursuant to such arrangements.

       (e)  Not applicable.



Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Company

       On March 19, 2012 the Reporting Persons, along with two other shareholders (collectively, the "Three Shareholder") agreed to enter into three agreements with the Company, subject to the approval of the Company's banks and shareholder approval to be obtained at the Company's Special general meeting of shareholders held on May 2, 2012.


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Cusip No. 	M20157109	  Schedule 13-D			  Page 10 of 12

       The agreements include the following:
(a)	An Assignment Agreement pursuant to which the rights and
obligations of certain lenders to the Company with respect to a $5,000,000 loan granted in April 2011 (the "2011 Loan") would be assigned by the lenders to the Three Shareholders in equal shares, subject to certain terms and conditions.

(b)	An Amended Loan Agreement pursuant to which the maturity date of the 2011 Loan would be extended from May 2012 to May 1, 2014, which may be repaid in Ordinary Shares. The interest rate would rise to 6% per annum and certain other terms of the 2011 Loan would be amended. The 2011 Loan will be partially paid down with certain other funds of the Company currently held in escrow. In addition, the Company agreed to issue to the Three Shareholders Ordinary
Shares in equal amounts, in an aggregate amount equal to 18.7% of the Company's outstanding share capital, which shall be the subject of a registration rights agreement. The loan amount is convertible by the Three Shareholders into Ordinary Shares as set forth in the Amended Loan Agreement.

(c)	A Bridge Loan Agreement for the extension of a bridge loan by the
Three Shareholders to the Company in the amount of $500,000, which has already been extended, at an interest rate equal to 0.07% per annum. The loan amount is convertible by the Three Shareholders into Ordinary Shares as set forth in the Bridge Loan Agreement.

       Each of these agreements has previously been disclosed by the Company, and are more fully described in, and attached as exhibits to, the Company's Form 20-F filed with the Securities and Exchange Commission on April 17, 2012. The descriptions of these agreements in this Schedule 13D are qualified in their entirety by the full text of the agreements as attached as exhibits to the April 17th 20-F.

       Other than as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.	Material to Be Filed as Exhibits

Not applicable.





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Cusip No. 	M20157109	  Schedule 13-D			  Page 11 of 12



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 4, 2012		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  May 7, 2012		COLUMBIA PACIFIC ADVISORS, LLC

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  May 7, 2012		/s/ Alexander B. Washburn
				Alexander B. Washburn



Dated:  May 7, 2012		/s/ Daniel R. Baty
				Daniel R. Baty



Dated:  May 7, 2012		/s/ Stanley L. Baty
				Stanley L. Baty



Dated:  May 7, 2012		/s/ Brandon D. Baty
				Brandon D. Baty









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Cusip No. 	M20157109	  Schedule 13-D			  Page 12 of 12


			      JOINT FILING AGREEMENT

     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.


Dated:  May 7, 2012		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC
				its general partner



Dated:  May 7, 2012		COLUMBIA PACIFIC ADVISORS, LLC

				/s/ Alexander B. Washburn
		       By:  	Alexander B. Washburn

			Title: 	Managing Member



Dated:  May 7, 2012		/s/ Alexander B. Washburn
			       Alexander B. Washburn



Dated:  May 7, 2012		/s/ Daniel R. Baty
				Daniel R. Baty



Dated:  May 7, 2012		/s/ Stanley L. Baty
				Stanley L. Baty



Dated:  May 7, 2012		/s/ Brandon D. Baty
				Brandon D. Baty